SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13D
(Rule 13d-101)

Amendment No. 2

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

American Financial Group, Inc.
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(Name of Issuer)

Common Stock, No Par Value
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(Title of Class of Securities)

025932 10 4
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(CUSIP Number)

Karl J. Grafe, Esq.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2538
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

See Item 5
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

Page 1 of 5 Pages

CUSIP NO. 025932 10 4	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

Carl H. Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

8,777,458

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

8,777,458

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

8,777,458

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.4%

14	TYPE OF REPORTING PERSON*

IN

Item 1.     Security and Issuer.

     This Schedule 13D is filed on behalf of Carl H. Lindner relative to the no par value Common Stock ("Common Stock") issued by American Financial Group, Inc. (referred to herein as "American Financial").

     The principal executive offices of American Financial are located at One East Fourth Street, Cincinnati, Ohio 45202.

Item 2.     Identity and Background.

(a) Carl H. Lindner

(b) One East Fourth Street, Cincinnati, Ohio 45202

(c) Individual Investor

(d) None

(e) None

(f) United States Citizen

Item 3.     Source and Amount of Funds or Other Consideration.

N/A

Item 4.     Purpose of Transaction.

      The Reporting Person considers his beneficial ownership of American Financial equity securities as an investment which he continues to evaluate. Although he has no present plans to do so, from time to time the Reporting Person may acquire additional American Financial equity securities or dispose of some or all of the American Financial equity securities which he beneficially owns.

     Except as set forth in this Item 4, the Reporting Person presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

     As of May 2, 2005, the Reporting Person beneficially owned 8,777,458 shares (or approximately 11.4% of the outstanding shares) of American Financial Common Stock which amount includes 7,008 shares held by his spouse, and 1,339,087 shares held in a family trust where his spouse is trustee, 473,378 shares held in a charitable foundation over which shares he holds voting and dispositive power and excludes 3,896,418 shares held in trusts, the grantor of which is his spouse, and the beneficiaries of the trust are Mrs. Lindner and their sons Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner, but for which a third party acts as trustee with voting and dispositive power.

     As of May 2, 2005, and within the prior 60-day period, the Reporting Person had the following transactions.
Date	Transaction	Number of Shares	Price

3/3/2005	Purchase	200	$30.575
3/8/2005	Purchase	35,000	30.6804
3/8/2005	Purchase	2,200	30.60
3/8/2005	Purchase	3,100	30.62
3/9/2005	Purchase	900	30.6366
3/10/2005	Purchase	3,800	30.6339
3/11/2005	Purchase	10,100	30.9614
3/18/2005	Purchase	600	30.5950
3/18/2005	Purchase	9,700	30.72
3/23/2005	Purchase	3,500	30.5142
3/23/2005	Purchase	46,500	30.910
3/23/2005	Purchase	16,400	30.57
3/23/2005	Purchase	500	30.56
3/23/2003	Purchase	600	30.55
3/23/2005	Purchase	2,500	30.54
3/24/2005	Purchase	6,100	30.2624
3/24/2005	Purchase	7,000	30.27
4/1/2005	Acquired/Retirement Plan Distribution	352	N/A
4/25/2005	Purchase/Drip Plan	51,109	27.499
5/2/2005	Dispose of stock by Gift	(15,909)	N/A
5/2/2005	Purchase	25,000	31.40

Also, on April 5, 2005, the spouse of the Reporting Person received a distribution of 175,770 shares of American Financial common stock from a Trust where a third party acts as Trustee. On April 26, 2005, the Reporting Person transferred 2,317,008 shares of American Financial common stock to his spouse who then transferred 3,000,000 shares to a trust where a third party acts as Trustee.

     To the best knowledge and belief of the undersigned, other than as described herein, no transactions involving American Financial equity securities had been engaged in by the Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7.   Material to be filed as Exhibits.

  Power of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:    May 5, 2005
Karl J. Grafe
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Karl J. Grafe, As Attorney-in-Fact for:
Carl H. Lindner

POWER OF ATTORNEY

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     I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Sections 13(d), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November 1997.

/s/ Carl H. Lindner
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Carl H. Lindner